May 12, 2008

Mr. David R. Humphrey

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, Mail Stop 3561

Washington, D.C. 20549

Re: Cedar Fair, L.P.

Form 10-K for the year ended December 31, 2007

Filed February 29, 2008

File No. 1-9444

Dear Mr. Humphrey:

This letter sets forth the response of Cedar Fair, L.P. (the “Partnership”) to the Staff’s comments on the above-referenced filing. These comments were transmitted to us by letter dated May 1, 2008. The responses set forth below are numbered to correspond to the numbering in the Staff’s comment letter. For ease of reference, we have repeated the Staff’s comments in italics.

Results of Operations, page 17

Comment 1: Please provide an explanation of the terms “per capita spending” and “Out-of-park revenues”, including the meaning, relevance to the business and why you consider these measures significant. In this regard, please discuss why out-of-park revenues is shown as a separate component of total net revenues, and explain how it corresponds to the revenue amounts presented in your statement of operations on page 27. Additionally, please tell us what consideration was given in determining whether out-of-park revenues meet the criteria of a non-GAAP measure.

Response: As indicated in the business section of our 2007 Form 10-K, we generate our revenues primarily from three sources: (1) admission to our parks, (2) the sale of food, merchandise and games inside our parks, and (3) the sale of hotel rooms, food and other attractions outside our parks. Per capita spending represents the average amount spent per attendee to gain admission to a park plus all amounts spent while inside the park gates. The amount is calculated as the sum of revenue items (1) and (2) divided by attendance. Per capita spending is a key metric used in the amusement and theme park industry to gauge park performance and track trends in guest spending patterns.

Mr. Humphrey

Securities and Exchange Commission

May 12, 2008

Out-of-park revenues represent the sale of hotel rooms, food, merchandise and other complementary activities located outside of our park gates, as mentioned in item (3) above. Management separately monitors trends in out-of-park revenues as they can often differ significantly from trends in in-park revenues. Out-of-park revenues are classified by their source (“food, merchandise and games” or “accommodations and other”) and presented in our statements of operations consistently with all other revenues. As such, we do not view out-of-park revenues as a non-GAAP measure, but merely as a component of net revenues.

Both per capita spending and out-of-park revenues are significant measures in the structure of our management, operational reporting, and park-level incentive compensation systems, and are used by senior executives, including the chief executive officer, and the Board of Directors as major factors in key operational decisions.

In all applicable future filings, we will provide an explanation of the terms per capita spending and out-of-park revenues, as well as a discussion of why we believe these measures are significant to our business.

Comment 2: We note that you base your MD&A discussion on a “same park comparison” basis due to the issue of comparability between years as a result of the PPI acquisition in 2006. We acknowledge there may be circumstances in which comparisons other than those of the historical financial information may provide valuable supplemental analysis of trends and changes. However, Item 303 (a) (3) of Regulation S-K requires that you first provide a discussion of the historical financial statements included in the document. In this regard, we particularly note that your current discussion excludes any analysis of the GAAP financial measure “Operating Income”, or any of its components. Any supplemental discussion and analysis using any other basis should follow and should be accompanied by a discussion of why management believes the presentation is useful and any of the potential risks associated with using such a presentation. Please revise accordingly.

Response: In all applicable future filings, including our 2008 first quarter Form 10-Q, we will first provide a discussion of the historical financial statements, including operating income and the various components of operating income. Any supplemental discussion, including same-park comparisons, will follow and will be accompanied by a discussion of why we believe its inclusion is useful, as well as a discussion of any potential risks associated with using such a presentation.

Consolidated Statements of Cash Flows, page 28

Comment 3: Reference is made to the approximate $11.6 million of “Other non-cash expenses” reflected in the reconciliation of fiscal 2007 operating cash flows. Other than an approximate $ 1 million of non-cash compensation expense as provided in note 7

Mr. Humphrey

Securities and Exchange Commission

May 12, 2008

(Partners’ Equity), it is unclear as to the remaining items included in this item. In view of this material amount, please expand the notes to detail the nature and amounts of the remaining components that comprise this material charge.

Response: The largest single item included in the $11.6 million of “Other non-cash expenses” in the reconciliation of 2007 operating cash flows is the amortization of debt issuance costs, which totaled $8.2 million ($2.8 million in 2006). In all applicable future filings, we will separately disclose the amortization of debt issuance costs, as well as any other material non-cash expenses, within the operating activities section of the consolidated statement of cash flows. In addition, we will disclose the amortization of debt issuance costs within our debt footnote in all applicable future filings.

Note 2 – Self-Insurance Reserves, page 32

Comment 4: Please expand your accrued reserves policy to specifically state when amounts are accrued (e.g. probable and reasonably estimable, etc.). Also, it is unclear if your self-insurance accrued liability contains estimates relating to incurred but not reported (“IBNR”) claim costs. Please specifically disclose whether your accrued reserves include IBNR claim costs. This disclosure should describe how such IBNR estimates are derived, including separate disclosure of such amounts, if material. If your liability does not include estimates of IBNR claim costs, please tell us and disclose why your accrual does not provide for these estimates.

Response: Our self-insurance reserves are established for both identified claims and incurred but not reported (IBNR) claims. Such amounts are accrued for when the payout of claim amounts becomes probable and reasonably estimable. Reserves for identified claims are based upon our own historical claims experience and third-party estimates of settlement costs. Reserves for IBNR claims, which are not material to our consolidated financial statements, are based upon our own claims data history, as well as industry averages. The following expanded disclosure of our self-insurance reserve policy will be incorporated in all applicable future filings, including our 2008 first quarter Form 10-Q.

“Self-Insurance Reserves – Reserves are recorded for the estimated amounts of guest and employee claims and expenses incurred each period that are not covered by insurance. Reserves are established for both identified claims and incurred but not reported (IBNR) claims. Such amounts are accrued for when claim amounts become probable and reasonably estimable. Reserves for identified claims are based upon our own historical claims experience and third-party estimates of settlement costs. Reserves for IBNR claims, which are not material to our consolidated financial statements, are based upon our own claims data history, as well as industry averages. All reserves are periodically reviewed for changes in facts and circumstances and adjustments are made as necessary.”

Mr. Humphrey

Securities and Exchange Commission

May 12, 2008

Note 3 – Acquisition, page 34

Comment 5: Reference is made to the last sentence in the first paragraph whereby you acquired a management contract for Gilroy Gardens Family Theme Park as part of the $1.24 billion Paramount Parks, Inc (“PPI’) acquisition. We are unclear as to your accounting treatment surrounding the recognition of how this contract-based asset is recognized in your consolidated financial statements as a substantive amount of your other intangible assets includes trade names, an indefinite-lived intangible asset. With respect to this specific item, please completely and clearly describe your accounting treatment including whether you considered the guidance in paragraph 14(d)(2) of Appendix A in SFAS 141. In your response, please also tell us (i) how much of the purchase price was allocated to the management contract; (ii) the terms and length of period for this management contract agreement; and (iii) the amortization period (estimated useful life) used for this intangible asset in your consolidated financial statements. In addition, please specifically tell us the methodology used in determining the amount you allocated to this contract-based asset. Assuming a satisfactory response, please expand your disclosure in the notes to address this matter accordingly.

Response: In connection with the PPI acquisition, we engaged a third-party valuation firm to assist us in the valuation of certain tangible and intangible assets in accordance with SFAS 141. Based upon these efforts, the following intangible assets were identified and a portion of the purchase price was allocated to them based on their estimated fair value at the date of the acquisition: trade names ($52.3 million), license agreements ($12.9 million), and non-compete agreements ($0.2 million).

No amount of the PPI purchase price was allocated to the management contract for Gilroy Gardens Family Theme Park as the value of the arrangement, which amounted to approximately $0.7 million of annual net cash flows, was deemed very immaterial to the acquisition and to our consolidated financial statements. At the time of the acquisition, this immaterial contract had a remaining term of 20 months, which has subsequently been converted to a year-to-year basis. These facts were all taken into consideration when determining that no value would be assigned to the contract.

The Partnership acknowledges that:

•	the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Humphrey

Securities and Exchange Commission

May 12, 2008

•	the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please contact me directly at (419) 627-2295.

Sincerely,

/s/ Peter J. Crage
Peter J. Crage
Corporate Vice President – Finance and Chief Financial Officer